UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NetJets adds 10 Signature Series Phenom 300s to Embraer aircraft order

São José dos Campos, Brazil, December 29, 2014 – Embraer Executive Jets and NetJets® Inc., a Berkshire Hathaway company and the worldwide leader in private aviation, have signed an agreement to convert 10 Signature Series Phenom 300 purchase options into firm orders. At current list prices, this addition to the contract is worth US$89.55 million, which will be included in the backlog of the fourth quarter of 2014. In October 2010, a purchase agreement was signed for 50 firm and 75 options. The total value of the deal may exceed US$1 billion, if all options are exercised.

“NetJets’ addition of 10 aircraft to their order reaffirms the success of the Signature Series Phenom 300 and of our relationship,” said Marco Túlio Pellegrini, President & CEO, Embraer Executive Jets. “The Phenom 300’s market acceptance continues to grow in the fractional and corporate markets, having recently become the most delivered business aircraft.”

Embraer has now delivered 36 Signature Series Phenom 300s to NetJets. These aircraft operate in the NetJets fleet, with fractional owners in the U.S. and Europe. Deliveries of the 10 additional aircraft will begin as of January 2016.

“The Signature Series Phenom 300 is an outstanding light jet and the fastest selling aircraft ever in NetJets fleet,” said NetJets Senior Vice President of Global Asset Management Chuck Suma. “The Signature Series Phenom 300s are customized by adding special features, including advanced in-flight entertainment, a custom cabin design including specially selected fabrics and materials, enhanced seating, broad spectrum lighting and spacious storage features, as well as the most advanced avionics and technological features to ensure maximum safety, reliability and operating efficiency.”

About NetJets

NetJets® Inc., a Berkshire Hathaway® company, is the worldwide leader in private aviation with the largest and most diverse private jet fleet in the world. NetJets began in 1964 as the first aircraft charter and management company in the world. In 1986, NetJets pioneered the concept of fractional aircraft ownership – offering individuals and businesses all of the benefits of whole aircraft ownership and more, at a fraction of the cost. Today, NetJets offers a full range of private aviation solutions through its programs in North America and Europe, including NetJets Shares™, NetJets Leases™ and the Marquis Jet Card®, which provides access to NetJets through a 25-hour jet card.

PRESS OFFICES

Headquarters (Brazil) Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The North America program is managed and operated by NetJets’ subsidiary NetJets Aviation, Inc., and the European program is managed and operated by NetJets Transportes Aereos, SA, a Portuguese/EU Air Carrier. In the United States, NetJets also offers aircraft management and on-demand charter services through its subsidiary, Executive Jet Management, Inc. Subject to obtaining relevant regulatory approvals, NetJets will also offer aircraft management and charter services in China through NetJets China Business Aviation Limited, a joint venture between NetJets and a consortium of Chinese investors. The NetJets companies offer worldwide flight operations. More information on NetJets, NetJets Europe, the Marquis Jet Card, and Executive Jet Management is available at www.netjets.com.

Contact:

Chris Herbert – Global Manager, Public Relations

+1 614 282 2736

cherbert@netjets.com

About the Phenom 300

The Phenom 300 performs among the top light jets, with a high speed cruise of 453 knots and a six-occupant range of 1,971 nautical miles (3,650 km) with NBAA IFR reserves. This range allows nonstop flights from Miami to Telluride, or Los Angeles to Orlando. With the best climb and field performance in its class, the Phenom 300 costs less to operate and maintain than its peers. The aircraft is capable of flying at 45,000 feet (13,716 meters), powered by two Pratt & Whitney Canada PW535E engines with 3,200 pounds of thrust each.

The Phenom 300 offers a spacious cabin, designed in partnership with BMW Designworks USA, and the largest baggage compartment in its category. The largest windows in the class deliver abundant natural lighting in the cabin as well as in the private lavatory in the back of the aircraft. The comfort of the seats, with recline and full movement capability, is enhanced by the best pressurization among light jets (6,600 ft. maximum cabin altitude). The Phenom 300 features distinct temperature zones for pilots and passengers, a wardrobe and refreshment center, voice and data communications options, and an entertainment system.

The pilot-friendly cockpit enables single-pilot operation and offers the advanced Prodigy Touch Flight Deck option. The features it carries from a class above include single-point refueling, externally serviced lavatory, and an air stair.

PRESS OFFICES

Headquarters (Brazil) Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. The Embraer Executive Jets global fleet exceeds 800 aircraft, which are in operation in more than 50 countries and are supported by the Company’s global Customer Support and Services network of close to 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil. For more information, please visit www.EmbraerExecutiveJets.com.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil) Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Executive Vice-President and Chief Financial and Investor Relations Officer